H. Lundbeck A/S
9 Ottiliavej DK-2500 Valby
Copenhagen Denmark
Tel +45 36433041
Fax +45 36438262
E-mail tzol@lundbeck.com
www.lundbeck.com

Lundbeck

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street
Washington D.C. 20549
USA

04045945

Date 25 October 2004

Our ref TZOL

Your ref

Dear Sirs

Documents on H. Lundbeck A/S Reg.No. 82-4973

We are pleased to enclose our Press Release 135-138, released from 17 August to 21 October, 2004 in both Danish and English, as required under *Filing Requirements Under Rule 12g3-2(b.*

Yours sincerely

Steen Juul Jensen
Vice President
Corporate Reporting

3

11/8

H. Lundbeck A/S

Ottiliavej 9
DK-2500 Valby København

Tel +45 36 30 13 11
Fax +45 36 43 82 62

E-mail investor@lundbeck.com
www.lundbeck.com

Release No 135

17 August 2004

Interim report for the six months ended 30 June 2004

Today the Supervisory Board of H. Lundbeck A/S approved the company's interim report for the first six months ended 30 June 2004.

- Sales of Lundbeck's new drugs accounted for 46% of revenue (excluding the gaboxadol payment).
- The overall costs decreased by 6% relative to the year-earlier period.
- Profit from operations is still forecast at approximately DKK 2.5 billion, while the forecast for the free cash flow is raised to above DKK 1.6 billion.

	DKKm	Growth in DKK	Growth in local currencies
Revenue	5,219	5%*	17%*
- Cipralex®	750	284%	
- Lexapro®	1,135	38%	
- Ebixa®	313	304%	
- Cipramil®	1,517	-35%	
- Celexa®	607	-40%	
- Other products	897	79%	
Profit from operations	1,672	41%	
Net financials	8	124%	
Net profit for the period	1,132	46%	
Cash flows from operating and investing activities (free cash flow)	1,375	885%**	
Earnings per share (EPS)	4.84	46%	

*) Exclusive of the initial payment for gaboxadol, revenue fell by 3% in Danish kroner, while it rose by 7% in local currencies.
**) Adjusted for the acquisition of Synaptic free cash flow grew by 142%.

Ottiliavej 9
DK-2500 Valby København
Tel +45 36 30 13 11
Fax +45 36 43 82 62
E-mail investor@lundbeck.com
www.lundbeck.com

Outlook for 2004

Profit from operations is still forecast at approximately DKK 2.5 billion, including the initial payment of USD 70 million from Merck & Co., Inc. For the development and commercialisation of gaboxadol in the USA.

The free cash flow is expected to be more than DKK 1.6 billion in 2004.

H. Lundbeck A/S

Ottiliavej 9
DK-2500 Valby København
Tel +45 36 30 13 11
Fax +45 36 43 82 62
E-mail investor@lundbeck.com
www.lundbeck.com

Report

Revenue of Lundbeck's new drugs - Cipralex® and Ebixa® - for the treatment of depression/anxiety and Alzheimer's disease, respectively, continued its upward trend during the first half of 2004. Cipralex® and Ebixa® revenue rose by 284% and 304%, respectively, relative to the year-earlier period.

Compared with the first half of 2003, the aggregate revenue from Lundbeck's new drugs (Cipralex®, Lexapro® and Ebixa®) rose by DKK 1,100 million, an increase of 100%. Sales of new drugs accounted for 46% of revenue (excluding the USD 70 million gaboxadol payment) compared with 22% during the year-earlier period.

As communicated in connection with the release of the interim report for the three months ended 31 March 2004, the company's management will maintain its cost focus. As a result of these measures, Lundbeck's overall costs decreased by 6% during the first six months of 2004 relative to the year-earlier period.

The company's net profit ratio was 26.1% in the first half of 2004 excluding the gaboxadol payment. Including the gaboxadol payment, the company's profit ratio was 32,0%.


Costs in DKKm and as % of revenue
(excl. gaboxadol payment)
DKKm
1400
1200
1000
800
600
400
200
0
18%
17%
25% 26%
14%
13%
19%
18%
Production
Distribution
Administration
R&D
1H 2003
1H 2004

H. Lundbeck A/S

Ottiliavej 9
DK-2500 Valby København

Tel +45 36 30 13 11
Fax +45 36 43 82 62

E-mail investor@lundbeck.com
www.lundbeck.com

Breakdown of revenue – new products represent a growing share

Sales of Cipralex® continue to rise in most of the markets in which the drug has been launched. This growth was achieved primarily by conquering market shares from competing drugs, because a number of clinical studies have demonstrated that Cipralex® is far superior to a number of the most frequently used drugs in the treatment of depression and anxiety disorders. In most European countries, Cipralex® has been approved for the treatment of depression, panic disorders and social anxiety disorder, and Lundbeck expects to submit an application for approval of Cipralex® for the treatment of generalised anxiety disorder towards the end of 2004. In the USA, Lexapro® has been approved for the treatment of depression and generalised anxiety disorder.

Cipralex® is now sold in more than 50 countries around the world. Following the approval in the first half of 2004 of Cipralex® in the Netherlands and Greece for the treatment of depression, the drug has now been approved in all European countries. The company expects to launch Cipralex® in the Netherlands and Greece in 2005.

The Lexapro® launch in the USA is one of the most successful launches of any drug in US history, and measured by the number of new prescriptions, Lexapro® is currently the second-most prescribed antidepressant in the USA.

The Celexa® market share continued to decline, and following the expiry of market exclusivity on 17 January 2004, the company still believes that generic versions of the drug will be launched in the US market at the beginning of 2005. Outside the USA, generic citalopram is currently available in all major markets in Europe and in Canada as well as in most other markets around the world.

Ebixa® (memantine) is the first and only drug approved for the treatment of moderately severe to severe Alzheimer's disease. Ebixa®'s mode of action is different from that of other products in the market, and in addition to being approved for the treatment of moderately severe to severe Alzheimer's disease, the drug has also shown a positive effect in treating mild to moderate Alzheimer's disease. Ebixa® has excellent tolerability, and clinical studies have shown that the number of reported side-effects were comparable to placebo.

The launch of Ebixa® is progressing well, and the drug experienced a growing market share in the first six months of 2004. In France, Europe's biggest market for the treatment of Alzheimer's disease, Ebixa® now commands a market share of 17.6%. In Europe as a whole, the compound memantine has gained a position as the third-most prescribed drug for the treatment of Alzheimer's disease.

Clinical studies have shown Ebixa® to be effective both as a monotherapy and in combination with donepezil from Pfizer, which is the market leader. Due to European patients' limited possibilities of obtaining subsidies for combination treatments and other factors, Ebixa®'s market share in Europe has primarily been generated through monotherapy treatments.

Lundbeck's portfolio of new products (Cipralex®, Lexapro® and Ebixa®) represents a growing proportion of the company's aggregate revenues. In the first half of 2004, the company's portfolio of new products accounted for 46% of revenue (excluding the gaboxadol payment) relative to 22% in the year-earlier period.

New products' share of revenue


50%
40%
30%
20%
10%
0%
1H 2003
1H 2004

Research and development and license agreements

Lundbeck is currently conducting several large and costly clinical studies in its several late-stage projects. In order to conduct these clinical studies and to consistently be able to develop and market new drugs, the company's management has resolved to maintain a high level of R&D investment. In the first half of 2004, R&D costs represented 17% of revenue. Excluding the gaboxadol payment, R&D costs made up 18% of revenue.

On 28 June 2004, Lundbeck and Merck & Co., Inc. announced an extension of the agreement for the exclusive development and commercialisation of the sleep disorder compound gaboxadol that now also covers Japan.

Under the terms of the extended agreement, Merck and Lundbeck will jointly conduct the clinical program required for filing a New Drug Application (NDA) in Japan, with Merck funding the majority of the development activities.

Ottiliavej 9
DK-2500 Valby København
Tel +45 36 30 13 11
Fax +45 36 43 82 62
E-mail investor@lundbeck.com
www.lundbeck.com

Following approval, the companies plan to co-promote gaboxadol in Japan. Lundbeck will book a share of Japanese gaboxadol sales.

The gaboxadol agreement for Japan means that Lundbeck can now aim for two product launches in Japan. In addition to the alliance to market gaboxadol, Lundbeck will be able to build the company's commercial presence in Japan by way of an upcoming launch of escitalopram.

Events occurring after 30 June 2004

In connection with the share buy-back programme, Lundbeck announced on **1 July 2004** that the company held treasury shares corresponding to 2.0% of the share capital.

Lundbeck completed its DKK 400 million share buy-back programme on 23 July 2004. Lundbeck bought back a total of 3,086,670 shares at an average price of DKK 129.59, costs included. The company subsequently owns 5,366,351 treasury shares, corresponding to 2.3% of the share capital.

Ottiliavej 9
DK-2500 Valby København
Tel +45 36 30 13 11
Fax +45 36 43 82 62
E-mail investor@lundbeck.com
www.lundbeck.com

Financial review

Accounting policies

General:
Lundbeck presents its annual reports in accordance with the provisions of the Danish Financial Statements Act on reporting class D enterprises, International Financial Reporting Standards (IFRS), Danish accounting standards as well as the requirements otherwise imposed by the Copenhagen Stock Exchange on the presentation of financial statements for listed companies.

The financial statements are presented in accordance with the IFRS standards and interpretations applicable to the financial year 2004.

The interim report includes only Group figures.

Segment information:
The company is only engaged in the business segment drugs for the treatment of illnesses of the central nervous system. Therefore, no segment information is provided in the interim report.

Revenue

Lundbeck generated revenue of DKK 5,219 million in the first half of 2004. Measured in local currencies, revenue rose 17% relative to the year-earlier period. Measured in Danish kroner, revenue increased by 5%.

The revenue for the first half of 2004 includes an initial payment of USD 70 million from Merck & Co., Inc for the development and commercialisation of gaboxadol in the USA. Net of this payment, revenue in the first half rose 7% measured in local currencies and fell by 3% measured in Danish kroner.

Sales of Cipralex® in the first six months amounted to DKK 750 million, up 284% from DKK 195 million in the year-earlier period.

Sales of citalopram outside the USA declined 35% to DKK 1,517 million from DKK 2,344 million in the year-earlier period.

First-half sales of Ebixa® amounted to DKK 313 million, representing a 304% increase from DKK 78 million in the year-earlier period.

Lundbeck's income from sales of Lexapro® in the USA was DKK 1,135 million compared with DKK 825 million in the same period of last year, an increase of 38%.

Lundbeck's income from sales of Celexa® in the USA was DKK 607 million compared with DKK 1,008 million in the same period of last year, corresponding to a 40% decline.

According to Lundbeck's accounting policies, sales of both citalopram and escitalopram to Forest are recognised at the guaranteed minimum price at the time of delivery. At the end of each quarter, the invoiced amount is adjusted according to the actual size of the elements included in the contractually agreed royalty calculation. The difference between the invoiced price and the minimum price of Forest's inventories is recorded in the balance sheet as prepayments. This accounting policy does not affect Lundbeck's cash flows. The difference between the minimum price already recognised as income and the final calculated settling price is recognised as income when Forest has sold the volume in question in the USA. At the same time, the prepayment item in the balance sheet is reduced correspondingly.

The difference between the invoiced price and the minimum price of Forest's inventories was DKK 1,345 million at 30 June 2004 compared with DKK 1,407 at the end of June 2003 and DKK 1,748 at year-end 2003.

Sales of other antidepressants and antipsychotics totalled DKK 362 million in the first half compared with DKK 353 million in the year-earlier period.

Lundbeck's other revenue in the first six months was DKK 535 million, including the USD 70 million income from Merck & Co., Inc. Other revenue amounted to DKK 148 million in the year-earlier period.

As a result of Lundbeck's currency hedging policy, foreign exchange losses and gains on hedging transactions are allocated directly to the hedged transaction. The hedging of the company's foreign exchange income means that this income is in reality included in the financial statements at the forward rates. The effect on the profit is DKK 153 million (DKK 192 million during the first half of 2003) compared to a situation where the income is included at the current rates of exchange during the period. Of the total effect, DKK 155 million compared with DKK 191 million in the first half of 2003 stems from the hedging of USD. This amount has been added to income from sales of Celexa® and Lexapro®.

At 30 June 2004, forward exchange and option contracts had been entered into to hedge foreign currency cash flows, primarily in EUR and USD, equivalent to a value of approx. DKK 4.0 billion. Of this amount, DKK 3.3 billion is accounted for as hedging contracts and DKK 0.7 billion as trading contracts. The average forward rates at 30 June 2004 were EUR 745.63 and USD 628.27.

Deferred recognition of net currency gains amounted to DKK 34 million at 30 June 2004 against DKK 196 million at 30 June 2003 and DKK 200 million at 31 December 2003.

The average forward rate for the first six months of 2005 will be approximately 614 for USD, using the existing hedging contracts. The corresponding forward rate for the first six months of 2004 was approximately 696.

Expenses

Lundbeck's total expenses, exclusive of net financials and tax, were DKK 3,546 million in the first half of 2004, down 6% relative to the year-earlier period.

Production costs decreased by 8% to DKK 816 million. The lower level of costs reflects the impact of the staff reduction carried out in the autumn of 2003 and improved efficiency of in-house manufacturing processes. Relative to the same period of last year, production costs have been reduced owing to fewer purchases from external production partners.

Distribution costs amounted to DKK 1,242 million. The costs are on a level with the first half of 2003 and reflect the continuing high level of activity in the international sales and marketing organisation related to the launch of Cipralex® and Ebixa®.

Administrative expenses fell by 10% to DKK 632 million, primarily owing to improved efficiency in administrative functions both in our sales subsidiaries and at the Valby head offices.

Research and development costs amounted to DKK 868 million, as compared to DKK 932 million in the first six months of last year. Costs in the first half-year reflect a continuing high level of activity, centred primarily on the implementation of phase III studies concerning bifeprunox for the treatment of schizophrenia and gaboxadol for sleep disorders as well as the phase II study concerning CEP-1347 for the treatment of Parkinson's disease. Furthermore, the first six months of the year saw substantial costs associated with Lundbeck's ongoing efforts to further develop Cipralex® for the treatment of new indications. In the first half, research and development costs amounted to 17% of revenue, as compared with 19% in the year-earlier period. Adjusted for the USD 70 million income from Merck, research and development costs represented 18% of revenue in the period.

Depreciation and amortisation charges, which are included in the individual expense categories, totalled DKK 253 million, down from DKK 254 million in the same period of last year.

Net financials

In the first six months of 2004, the Group's net financial income totalled DKK 8 million compared with a net expense of DKK 34 million in the same period of last year.

Unrealised losses concerning other investments exclusive of exchange differences amounted to DKK 9 million against an unrealised loss of DKK 78 million in the same period last year.

Net interest income was DKK 13 million in the period, compared with DKK 2 million in the same period of last year.

The net currency income relating to financial items amounted to DKK 4 million compared with DKK 42 million in the same period of last year.

Income and expenses relating to trading, i.e. instruments that do not meet the criteria for hedging, are recognised directly under financial items at market value. In the first half of 2004, the amount was an expense of DKK 21 million compared with an income of DKK 88 million in the same period last year.

Translation of foreign exchange items represented an income of DKK 36 million during the period, compared with an expense of DKK 9 million in the same period of last year.

Income tax

The income tax expense amounted to DKK 556 million against DKK 373 million in the year-earlier period.

The effective tax rate was 33% as compared with 32% in the year-earlier period.

Net profit for the period

Profit from operations was DKK 1,672 million in the first half of 2004, representing an increase of 41%. Excluding the USD 70 million payment from Merck in the first half of 2004, profit from operations rose 6% relative to the year-earlier period.

Profit before tax amounted to DKK 1,684 million, as compared to DKK 1,148 million in the same period of last year. Profit after tax and minority interests was DKK 1,132 million, an increase of 46% over the first half of

2003. Adjusted for the USD 70 million income from Merck, profit after tax and minority interests rose 10% relative to the year-earlier period.

Investments

Lundbeck's net investments in the first half of 2004 totalled DKK 59 million against DKK 954 million in the year-earlier period. The high investment level in 2003 primarily reflects the acquisition of Synaptic Pharmaceutical Corporation, the US-based drug discovery company.

Net property, plant and equipment and intangible asset investments were DKK 67 million. In the year-earlier period, the amount was DKK 495 million, excluding the Synaptic acquisition. Investments for the year primarily took place within production and research and development activities.

Other investments, net, totalled DKK -7 million in the first six months of 2004, compared with DKK -284 million in the same period of last year, when Lundbeck sold its holding of shares in Cephalon, Inc.

Cash flows

Lundbeck's operating activities generated a cash inflow of DKK 1,435 million in the first half of 2004, compared with an inflow of DKK 778 million in the year-earlier period. The increase was primarily attributable to a higher contribution from operations.

Due to a higher cash flow from operations and lower net investments, the free cash flow amounted to DKK 1,375 million in the first half of 2004, compared with DKK -175 million in the same period of last year, when the Synaptic acquisition had a DKK –743 million impact on the free cash flow.

Financing activities generated a net cash outflow of DKK 785 million in the first half of 2004 due to a DKK 56 million decline in interest-bearing debt, buyback of treasury shares in the amount of DKK 294 million and payment of dividends in the amount of DKK 409 million. Financing activities generated a cash outflow of DKK 15 million in the year-earlier period.

In connection with the announcement of the financial results for 2003, Lundbeck introduced a share buyback programme up to a maximum of DKK 400 million. In the period until 30 June 2004, Lundbeck bought back 2,275,559 shares for DKK 293.6 million, corresponding to an average price of DKK 129.04 per share.

Lundbeck's interest-bearing net cash (the company's holding of cash and cash equivalents less interest-bearing debt) was DKK 1,433 million at 30 June 2004 compared with DKK 182 million at the same time last year. In addition to interest-bearing net cash, Lundbeck has unutilised guaranteed credit facilities of DKK 2.7 billion.

Unutilised credit facilities consist of drawing rights on the Group's banks (overdraft facilities) and guaranteed committed loans.

Equity

Equity at 30 June 2004 increased to DKK 7,212 million from DKK 6,305 million at 30 June 2003 and DKK 6,914 million at 31 December 2003.

The changes in equity are shown below:

Changes in equity	DKKm
Equity 1 January 2004	**6,914**
Dividends distributed for 2003	(409)
Additions 2004 – deferred currency loss on hedging contracts	(40)
Disposals 2004 – realised currency gain on hedged transactions transferred to the income statement and balance sheet	(126)
Payments under share based plans	(26)
Exchange differences, associates	4
Purchase of treasury shares	(294)
Tax on equity items relating to the period	57
Net profit for the period	1,132
Equity 30 June 2004	**7,212**

In the first half of 2004, return on equity was 16.0% compared with 12.8% in the same period last year.

Incentive plans

In 1999, Lundbeck introduced a share option plan for the company's management and senior employees, an employee share plan for the employees of the Danish companies and a share price based plan for the employees of the foreign companies. In addition, in 2002 a new option plan for senior and key employees was established as well as a share price based for employees of the foreign companies. In 2004, a warrant scheme was granted to the company's Executive Board and a number of key employees of the company and its non-US subsidiaries as well as a new share price based scheme (Stock Appreciation Rights) for key employees of the Group's US companies.

The Supervisory Board is not comprised by the share option plans.

Management share option plan (1999):
The company has authorisation to grant 2,000,000 options at DKK 5 each. At 30 June 2004, 1,920,364 options had been granted, which was unchanged from 30 June 2003. The plan comprises 48 employees in Denmark and abroad.

Share price based plan for the employees of foreign companies (1999):
As a result of the conditions relating to the plan, the value of the plan, including the associated social security costs, corresponded to 424,795 shares at 30 June 2004.

Share option plan for key employees (2002):
The company has authorisation to grant 2,500,000 options at DKK 5 each. At 30 June 2004, 2,360,439 options had been granted as compared with 2,352,439 at 30 June 2003.

The plan comprises approx. 1,000 employees in Denmark and abroad.

Share price based plan for the employees of foreign companies (2002):
As a result of the conditions relating to the plan, the value of the plan, including the associated social security costs, corresponded to 356,617 shares at 30 June 2004.

Warrant scheme for key employees (2004):
The company has authorisation to grant 2,700,000 options at DKK 5 each. At 30 June 2004, 2,546,070 options had been granted. The plan comprises approx. 1,100 employees in Denmark and abroad.

Share price based plan for the employees of US companies (2004):
As a result of the conditions relating to the plan, the value of the plan, including the associated social security costs, corresponded to 145,150 shares at 30 June 2004.

Securing obligations relating to incentive plans:
The company purchased 2,740,000 treasury shares at a total cost of DKK 137.9 million to secure and implement the incentive plan.

The holding of treasury shares at 30 June 2004 totalled 4,555,240.

Accounting for incentive plans:
The liability relating to the incentive plans amounted to DKK 145 million at 30 June 2004 against DKK 139 million at 30 June 2003. The liability is not accounted for in the balance sheet. Disbursement relating to these plans are taken to equity.

The exercise period for the 1999 option plan runs until 1 October 2004, and for the 2002 option plan until 1 September 2004.

The exercise period for the most recent option plan runs from 9 December 2004 until 30 August 2007.

The liability has been calculated as if the options were exercisable at 30 June 2004.

The holding of treasury shares acquired to secure and fulfil the incentive plans has been deducted from equity. The market value at 30 June 2004 was DKK 605 million against DKK 308 million at 30 June 2003.

Number of employees

At 30 June 2004, Lundbeck had 5,104 full-time employees, which is a decrease of 431 relative to 30 June 2003 and a decrease of 213 compared with 31 December 2003. The declining number of full-time employees reflects the management's focus on enhancing efficiency, especially in the area of production, and the adjustment of the number of employees in the Group's other functions.

Shareholders

LFI A/S, which is wholly owned by the Lundbeck Foundation, is the only shareholder in Lundbeck that has announced that it owns more than 5% of the share capital.

Announcements in the first half of 2004

No.	Date	Subject
133	28 June 2004	Lundbeck and Merck announce extension to Japan of alliance to develop and commercialise gaboxadol
132	28 May 2004	Statement of shares in H. Lundbeck A/S held by insiders
131	10 May 2004	Interim report for the three months ended 31 March 2004
130	28 April 2004	New study highlights positive effect of Ebixa® on brain activity in patients with mild to moderate Alzheimer's disease
129	28 April 2004	Cipralex® set to launch in Spain
128	20 April 2004	Early treatment with rasagiline may slow Parkinson's disease impairment
127	1 April 2004	Solvay Pharmaceuticals and Wyeth sign development and marketing agreement for bifeprunox in the USA

126	30 March 2004	The Annual General Meeting of H. Lundbeck A/S was held on 30 March 2004 at Bella Center
125	29 March 2004	Statement of shares in H. Lundbeck A/S held by insiders
124	12 March 2004	Notice convening the Annual General Meeting 2004
123	10 March 2004	Announcement of results for the year ended 31 December 2003
122	10 February 2004	Lundbeck and Merck & Co., Inc. announce alliance to develop and commercialise gaboxadol, a compound for the treatment of sleep disorders, in the United States
121	29 January 2004	Financial calendar 2004
120	7 January 2004	New data on Ebixa® for mild to moderate Alzheimer's disease

H. Lundbeck A/S

Flemming Lindeløv	Claus Bræstrup
Chairman of the Supervisory Board	President and CEO

The forward-looking statements in this announcement reflect management's current expectations for certain future events and financial results. These statements are, of course, subject to uncertainty, and actual results may therefore differ materially from those expressed by the statements. Furthermore, some of these expectations are based on assumptions regarding future events which may prove incorrect.

Investor contact

- Steen Juul Jensen, Vice President, tel +45 36 43 30 06
- Jacob Tolstrup, Investor Relations Manager, tel +45 36 43 30 79

Media contact

- Anders Schroll, Media Relations Manager, tel +45 36 43 20 81

H. Lundbeck A/S is an international pharmaceutical company engaged in the research and development, production, marketing and sale of drugs for the treatment of psychiatric and neurological disorders. In 2003, the company's revenue was DKK 9.9 billion. The number of employees is approx. 5,100.

H. Lundbeck A/S

Ottiliavej 9
DK-2500 Valby København

Tel +45 36 30 13 11
Fax +45 36 43 82 62

E-mail investor@lundbeck.com
www.lundbeck.com

Appendix 1

FINANCIAL HIGHLIGHTS AND RATIOS
Six months ended 30 June 2004

Group

	2004 1st half DKKm	2003 1st half DKKm	Change in %	2004 1st half EURm *
FINANCIAL HIGHLIGHTS				
Revenue	5,218.5	4,950.5	5	701.1
Profit from operations	1,672.4	1,184.8	41	224.7
Net financials	8.2	(34.1)	124	1.1
Profit before tax	1,683.8	1,148.4	47	226.2
Tax	555.6	373.2	49	74.6
Profit for the period after minority interests	1,132.3	775.5	46	152.1
Equity	7,212.4	6,305.3	14	970.4
Total assets	10,826.0	9,812.0	10	1,456.6
Cash flows from operating and investing activities	1,375.3	(175.2)	885	185.0
RATIOS **				
Net profit ratio (%)	32.0	23.9	34	32.0
Return on assets (%)	23.1	19.4	19	23.1
R & D costs as a percentage of revenue	16.6	18.8	-12	16.6
Return on equity (%)	16.0	12.8	25	16.0
Solvency ratio (%)	66.6	64.3	4	66.6
SHARE DATA				
Earnings per share (EPS)	4.84	3.32	46	0.65
Cash flow per share	6.14	3.33	84	0.82
Net asset value per share	30.86	26.98	14	4.15
Market capitalisation (DKKm)	31,029	30,655	1	4,175
Price / Earnings	27.40	39.53	-31	27.40
Price / Cash flow	21.63	39.39	-45	21.63
Price / Net asset value	4.30	4.86	-12	4.30

* Income statement items are translated into EUR at the average exchange rates during the period (1 January - 30 June 2004 rate 744.30). Balance sheet items are translated at the exchange rates at the balance sheet date (30 June 2004 rate 743.26).

** Financial ratios are calculated according to the Danish Society of Investment Professionals' "Recommendations & Ratios 1997" (4th rev. edition).

H. Lundbeck A/S

Ottiliavej 9
DK-2500 Valby København

Tel +45 36 30 13 11
Fax +45 36 43 82 62

E-mail investor@lundbeck.com
www.lundbeck.com

Appendix 2

INCOME STATEMENT
for the six months ended 30 June 2004

Group

	2004 1st half DKKm	2003 1st half DKKm	Change in %	2003 Full year DKKm
Revenue	5,218.5	4,950.5	5	9,941.0
Cost of sales	815.6	885.3	-8	1,759.2
Distribution costs	1,242.0	1,241.3	0	2,485.5
Administrative expenses	632.3	703.4	-10	1,616.8
PROFIT BEFORE RESEARCH COSTS	**2,528.6**	**2,120.5**	**19**	**4,079.5**
Research and development costs	868.3	932.2	-7	1,932.7
PROFIT BEFORE OTHER OPERATING ITEMS	**1,660.3**	**1,188.3**	**40**	**2,146.8**
Other operating income/(expenses)	12.1	(3.5)	-447	(14.7)
PROFIT FROM OPERATIONS	**1,672.4**	**1,184.8**	**41**	**2,132.1**
Income from investments in associates	3.2	(2.3)	-240	(3.9)
Net financials	8.2	(34.1)	-124	(75.5)
PROFIT BEFORE TAX	**1,683.8**	**1,148.4**	**47**	**2,052.7**
Tax on profit for the period	555.6	373.2	49	678.6
PROFIT FOR THE PERIOD BEFORE MINORITY INTERESTS	**1,128.2**	**775.2**	**46**	**1,374.1**
Minority interests	4.1	0.3	1,490	3.1
NET PROFIT FOR THE PERIOD	**1,132.3**	**775.5**	**46**	**1,377.2**
Earnings per share (EPS)	4.84	3.32		5.89

H. Lundbeck A/S

Ottiliavej 9
DK-2500 Valby København
Tel +45 36 30 13 11
Fax +45 36 43 82 62
E-mail investor@lundbeck.com
www.lundbeck.com

Appendix 3

BALANCE SHEET
at 30 June 2004
Group

	30.6.2004 DKKm	30.6.2003 DKKm	31.12.2003 DKKm
ASSETS			
Intangible assets	1,771.6	1,622.8	1,890.0
Property, plant and equipment	3,557.7	3,509.7	3,620.7
Investments	274.6	325.9	445.9
Total fixed assets	**5,603.9**	**5,458.4**	**5,956.6**
Inventories	1,329.8	1,142.9	1,334.5
Receivables	1,967.0	2,539.7	2,430.3
Other securities	1,420.1	1.0	810.3
Cash	505.2	670.0	523.6
Total current assets	**5,222.1**	**4,353.6**	**5,098.7**
Total assets	**10,826.0**	**9,812.0**	**11,055.3**
LIABILITIES AND EQUITY			
Share capital	1,168.7	1,168.7	1,168.7
Share premium	0.0	48.7	0.0
Retained earnings	6,043.7	5,087.9	5,745.7
Equity	**7,212.4**	**6,305.3**	**6,914.4**
Minority interests	**14.4**	**0.1**	**7.4**
Provisions	**315.6**	**196.2**	**344.3**
Long-term debt	**393.2**	**389.1**	**380.4**
Bank and mortgage debt	99.5	99.7	165.6
Trade payables	370.3	641.6	671.3
Prepayments	1,344.8	1,406.5	1,747.8
Other payables	1,075.8	773.5	824.1
Short-term debt	**2,890.4**	**2,921.3**	**3,408.8**
Total debt	**3,283.6**	**3,310.4**	**3,789.2**
Total liabilities and equity	**10,826.0**	**9,812.0**	**11,055.3**

H. Lundbeck A/S

Ottiliavej 9
DK-2500 Valby København

Tel +45 36 30 13 11
Fax +45 36 43 82 62

E-mail investor@lundbeck.com
www.lundbeck.com

Appendix 4

CASH FLOW STATEMENT
for the six months ended 30 June 2004

Group

	2004 1st half DKKm	2003 1st half DKKm	2003 Full year DKKm
Cash flows from operating activities	1,434.7	778.3	1,899.6
Cash flows from investing activities	(59.4)	(953.5)	(1,478.5)
Cash flows from operating and investing activities	**1,375.3**	**(175.2)**	**421.1**
Cash flows from financing activities	(785.1)	(14.5)	55.0
Increase/(decrease) in cash and cash equivalents	**590.2**	**(189.7)**	**476.1**
Cash and cash equivalents at 1.1	1,333.9	861.4	861.4
Unrealised exchange differences for the period	1.2	(0.7)	(3.6)
Increase/(decrease) for the year	590.2	(189.7)	476.1
Cash and cash equivalents at 30.6	**1,925.3**	**671.0**	**1,333.9**

Interest-bearing net cash is composed as follows:

	2004 1st half DKKm	2003 1st half DKKm	2003 Full year DKKm
Cash and securities exclusive of treasury shares	1,925.3	671.0	1,333.9
Interest-bearing debt	(492.7)	(488.7)	(546.0)
Interest-bearing net cash at 30.6	**1,432.6**	**182.3**	**787.9**

H. Lundbeck A/S

Ottiliavej 9
DK-2500 Valby København

Tel +45 36 30 13 11
Fax +45 36 43 82 62

E-mail investor@lundbeck.com
www.lundbeck.com

Appendix 5

INCOME STATEMENT
for the six months ended 30 June 2004
Group

	2004 1st quarter DKK mio.	2004 2nd quarter DKK mio.	2004 1st half DKK mio.
Revenue	2,893.4	2,325.1	5,218.5
Cost of sales	423.5	392.1	815.6
Distribution costs	620.2	621.8	1,242.0
Administrative expenses	336.1	296.2	632.3
PROFIT BEFORE RESEARCH COSTS	**1,513.6**	**1,015.0**	**2,528.6**
Research and development costs	415.4	452.9	868.3
PROFIT BEFORE OTHER OPERATING ITEMS	**1,098.2**	**562.1**	**1,660.3**
Other operating income/(expenses)	(3.5)	15.6	12.1
PROFIT FROM OPERATIONS	**1,094.7**	**577.7**	**1,672.4**
Income from investments in associates	0.9	2.3	3.2
Net financials	16.3	(8.1)	8.2
PROFIT BEFORE TAX	**1,111.9**	**571.9**	**1,683.8**
Tax on profit for the period	366.9	188.7	555.6
PROFIT FOR THE PERIOD BEFORE MINORITY INTERESTS	**745.0**	**383.2**	**1,128.2**
Minority interests	2.2	1.9	4.1
NET PROFIT FOR THE PERIOD	**747.2**	**385.1**	**1,132.3**
Earnings per share (EPS)	3.20	1.64	4.84

H. Lundbeck A/S

Ottiliavej 9
DK-2500 Valby København

Tlf +45 36 30 13 11
Fax +45 36 43 82 62

E-mail investor@lundbeck.com
www.lundbeck.com

Meddelelse nr. 135

17. august 2004

Delrapport for perioden 1. januar – 30. juni 2004
Bestyrelsen for H. Lundbeck A/S har i dag godkendt selskabets delrapport for perioden 1. januar – 30. juni 2004.

- Omsætningen af Lundbecks nye lægemidler udgør nu 46% af den samlede omsætning (ekskl. gaboxadol betaling).
- De samlede omkostninger faldt med 6% i forhold til samme periode sidste år.
- Resultat af primær drift forventes fortsat at blive ca. DKK 2,5 mia., mens forventningerne til det frie cash flow opjusteres til at blive større end DKK 1,6 mia.

	DKKm	Vækst i DKK	Vækst i lokalvaluta
Omsætning	5.219	5%*	17%*
- Cipralex®	750	284%	
- Lexapro®	1.135	38%	
- Ebixa®	313	304%	
- Cipramil®	1.517	-35%	
- Celexa®	607	-40%	
- Øvrige produkter	897	79%	
Resultat af primær drift	1.672	41%	
Finansielle poster, netto	8	124%	
Periodens resultat	1.132	46%	
Pengestrømme fra drifts- og investeringsaktivitet (frit cash flow)	1.375	885%**	
Resultat pr. aktie (EPS)	4,84	46%	

*) Eksklusive initial betaling for gaboxadol faldt omsætningen i danske kroner med 3%, mens den steg med 7% opgjort i lokalvaluta.
**) Justeret for akkvisitionen af Synaptic frit cash flow steg med 142%.

H. Lundbeck A/S

Ottiliavej 9 DK-2500 Valby København
Tlf +45 36 30 13 11 Fax +45 36 43 82 62
E-mail investor@lundbeck.com www.lundbeck.com

Forventninger til 2004

Resultat af primær drift forventes fortsat at blive ca. DKK 2,5 mia. inklusiv initial betaling på USD 70 mio. fra Merck & Co., Inc. for udvikling og kommercialisering af gaboxadol i USA.

Det frie cash flow forventes at blive større end DKK 1,6 mia. i 2004.

Ottiliavej 9
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Tlf +45 36 30 13 11
Fax +45 36 43 82 62

E-mail investor@lundbeck.com
www.lundbeck.com

Ledelsens beretning

Omsætningen af Lundbecks nye lægemidler - Cipralex® og Ebixa® - til behandling af henholdsvis depression/angsttilstande og Alzheimers sygdom, fortsatte stigningen i løbet af 1. halvår 2004. I forhold til samme periode sidste år voksede omsætningen af Cipralex® og Ebixa® med henholdsvis 284% og 304%.

I forhold til 1. halvår 2003 steg omsætningen af Lundbecks nye lægemidler (Cipralex®, Lexapro® og Ebixa®) under et med DKK 1.100 mio. svarende til en stigning på 100%. Salget af nye lægemidler udgjorde 46% af omsætningen eksklusive betalingen for gaboxadol på USD 70 mio. i forhold til 22% i samme periode sidste år.

Som kommunikeret i forbindelse med selskabets offentliggørelse af delrapporten for 1. kvartal 2004, fastholder selskabets ledelse fokus på omkostningerne. Lundbecks samlede omkostninger faldt således 6% i 1. halvår 2004 i forhold til samme periode sidste år.

Selskabets overskudsgrad i 1. halvår 2004 udgjorde 26,1% eksklusive betalingen for gaboxadol. Inklusive betalingen for gaboxadol var selskabets overskudgrad 32,0%.


Omkostninger i DKKm og % af omsætningen
(ekskl. gaboxadol betaling)
DKKm
1400
1200
1000
800
600
400
200
0
18%
17%
25% 26%
14%
13%
19%
18%
Produktion
Distribution
Administration
F&U
1H 2003
1H 2004

Fordeling af omsætning – stadig større omsætning af nye produkter

Lanceringen af Cipralex® viser fortsat stor fremgang på langt de fleste markeder, hvor præparatet er introduceret. Denne fremgang er hovedsageligt skabt ved at erobre markedsandele fra konkurrerende præparater, da en række kliniske data har vist, at Cipralex® tilbyder klare fordele frem for en række af de mest anvendte lægemidler til behandlingen af depression og angsttilstande. Cipralex® er i langt de fleste europæiske lande godkendt til behandling af depression, panikangst og socialfobi, og Lundbeck forventer at indsende ansøgning om godkendelse af Cipralex® til behandling af generaliseret angst sidst i 2004. I USA er Lexapro® godkendt til behandling af depression og generaliseret angst.

Cipralex® er nu tilgængeligt i mere end 50 lande verden over, og med godkendelsen i 1. halvår 2004 i Holland og Grækenland til behandling af depression, er Cipralex® nu godkendt i hele Europa. Selskabet forventer at lancere Cipralex® i Holland og Grækenland i 2005.

Introduktionen af Lexapro® i USA er en af de bedste introduktioner af noget lægemiddel i amerikansk historie, og målt på antallet af nye recepter er Lexapro® i dag det næstmest udskrevne antidepressiva i USA.

Markedsandelen for Celexa® er fortsat faldende, og efter udløbet af markedseksklusiviteten den 17. januar 2004 er det fortsat selskabets forventning, at generiske versioner vil blive introduceret på det amerikanske marked i begyndelsen af 2005. Uden for USA er generisk citalopram i dag tilgængelig på alle store markeder i Europa og i Canada samt på de fleste andre markeder verden over.

Ebixa® (memantin) er det første og eneste lægemiddel, der er godkendt til behandling af moderat-svær til svær Alzheimers sygdom. Ebixa®s virkningsmekanisme er endvidere anderledes end de andre produkter på markedet, og har udover at være godkendt til behandling af moderat-svær til svær Alzheimers sygdom også vist positiv effekt til behandling af mild til moderat Alzheimers sygdom. Ebixa® er særdeles veltoleret, og i kliniske undersøgelser har antallet af rapporterede bivirkninger været på niveau med placebo.

Introduktionen af Ebixa® forløber godt, og i løbet af 1. halvår 2004 har markedsandelen fortsat været stigende. I Frankrig, som er det største marked for behandling af Alzheimers sygdom i Europa, har Ebixa® opnået en markedsandel i værdi på 17,6%. På europæisk plan har stoffet

Ottiliavej 9
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memantin nu opnået en position som det tredje mest udskrevne præparat til behandling af Alzheimers sygdom.

Ebixa® har i kliniske studier vist sig effektiv både som monoterapi og i kombinationsbehandling med donepezil fra Pfizer, som er markedsledende. Blandt andet på grund af europæiske patienters begrænsede muligheder for at opnå tilskud til kombinationsbehandling er Ebixa®s europæiske markedsandel for langt størstedelens vedkommende skabt gennem monoterapi behandling.

Lundbecks produktportefølje af nye produkter (Cipralex®, Lexapro® og Ebixa®) udgør en stadig stigende andel af selskabets samlede omsætning. Således udgjorde selskabets nye produkter 46% af omsætningen (ekskl. gaboxadol betaling) i 1. halvår 2004 i forhold til 22% i samme periode sidste år.

Nye produkters andel af omsætning


50%
40%
30%
20%
10%
0%
1H 2003
1H 2004

Forskning og udvikling og licensaftaler

Lundbeck gennemfører i øjeblikket flere store og bekostelige kliniske undersøgelser i de mange senfase projekter. For at gennemføre de kliniske undersøgelser samt for løbende at være i stand til at udvikle og markedsføre nye lægemidler har selskabets ledelse valgt at fastholde et højt investeringsniveau i forskning og udvikling. I 1. halvår 2004 udgjorde omkostningerne til forskning og udvikling 17% af omsætningen. Eksklusive betalingen for gaboxadol udgjorde forsknings- og udviklingsomkostningerne 18% af omsætningen.

Den 28. juni 2004 kunne Lundbeck og Merck & Co., Inc. offentliggøre en udvidelse af aftalen om eksklusiv udvikling og kommercialisering af stoffet gaboxadol til behandling af søvnforstyrrelser til også at omfatte Japan.

I henhold til den udvidede aftale vil Merck og Lundbeck i fællesskab gennemføre det kliniske program, der kræves for at indsende en registreringsansøgning i Japan, og Merck vil finansiere hovedparten af udviklingsaktiviteterne. Når der er opnået tilladelse, vil selskaberne sammen markedsføre gaboxadol i Japan. Lundbeck vil bogføre en andel af gaboxadol-omsætningen i Japan.

Aftalen vedrørende gaboxadol i Japan betyder, at Lundbeck nu kan arbejde hen imod to produktlanceringer i Japan. Udover samarbejdet omkring markedsføring af gaboxadol, vil Lundbeck være i stand til at opbygge selskabets kommercielle tilstedeværelse i Japan omkring en kommende lancering af escitalopram.

Begivenheder efter periodens afslutning

I forbindelse med aktietilbagekøbsprogrammet offentliggjorde Lundbeck den **1. juli 2004**, at selskabet ejede egne aktier svarende til 2,0% af aktiekapitalen.

Lundbecks aktietilbagekøbsprogram på DKK 400 mio. blev afsluttet den 23. juli 2004. I alt tilbagekøbte Lundbeck 3.086.670 aktier til en gennemsnitskurs på DKK 129,59 inklusive omkostninger. Herefter ejer selskabet 5.366.351 stk. egne aktier totalt svarende til 2,3% af aktiekapitalen.

Ottiliavej 9
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Tlf +45 36 30 13 11
Fax +45 36 43 82 62
E-mail investor@lundbeck.com
www.lundbeck.com

Regnskabsberetning

Regnskabspraksis

Generelt:
Lundbeck aflægger årsregnskaber i overensstemmelse med årsregnskabslovens bestemmelser for klasse-D-virksomheder, International Financial Reporting Standards (IFRS), danske regnskabsvejledninger samt de krav, som Københavns Fondsbørs i øvrigt stiller til regnskabsaflæggelse for børsnoterede selskaber.

Ved regnskabsaflæggelsen følges de IFRS-standarder og -fortolkninger, som er gældende for regnskabsåret 2004.

Delrapporten omfatter alene koncernens tal.

Segmentoplysninger:
Selskabet beskæftiger sig udelukkende med forretningssegmentet lægemidler til behandling af sygdomme inden for centralnervesystemområdet, og der gives derfor ikke segmentoplysninger i delrapporten.

Omsætning

Lundbecks omsætning udgjorde i 1. halvår 2004 DKK 5.219 mio. Opgjort i lokale valutaer steg omsætningen med 17% i forhold til samme periode sidste år. Opgjort i danske kroner steg omsætningen med 5%.

Omsætningen i 1. halvår 2004 indeholder en initial betaling på USD 70 mio. fra Merck & Co., Inc. for udvikling og kommercialisering af gaboxadol i USA. Korrigeret for denne betaling steg omsætningen i 1. halvår 7% opgjort i lokal valuta og faldt med 3% opgjort i danske kroner.

Lundbecks salg af Cipralex® udgjorde i 1. halvår DKK 750 mio. mod DKK 195 mio. i samme periode sidste år, hvilket svarer til en stigning på 284%.

Salget af citalopram uden for USA udgjorde DKK 1.517 mio. i forhold til DKK 2.344 mio. i samme periode sidste år svarende til et fald på 35%.

Lundbecks salg af Ebixa® udgjorde i 1. halvår DKK 313 mio. I samme periode sidste år var salget af Ebixa® DKK 78 mio., hvilket svarer til en stigning på 304%.

Lundbecks indtægter fra salg af Lexapro® i USA udgjorde DKK 1.135 mio. i forhold til DKK 825 mio. i samme periode sidste år svarende til en stigning på 38%.

Lundbecks indtægter fra salg af Celexa® i USA udgjorde DKK 607 mio. mod DKK 1.008 mio. i samme periode sidste år svarende til et fald på 40%.

Ifølge Lundbecks regnskabspraksis indtægtsføres salget af både citalopram og escitalopram til Forest med den garanterede minimumspris på leveringstidspunktet. Ved udgangen af hvert kvartal reguleres det fakturerede beløb i henhold til den faktiske størrelse af de elementer, der indgår i den kontraktligt aftalte royaltyberegning. Forskellen mellem den fakturerede pris og minimumsprisen på Forests varebeholdninger optages som forudbetaling i balancen. Denne regnskabspraksis påvirker ikke Lundbecks pengestrømme. Forskellen mellem den tidligere indtægtsførte minimumspris og den endeligt beregnede afregningspris indtægtsføres, når Forest har solgt den pågældende mængde i USA. Samtidig reduceres forudbetalingsposten på balancen.

Forskellen mellem den fakturerede pris og minimumsprisen på Forests varebeholdninger udgjorde ved udgangen af juni 2004 DKK 1.345 mio. mod DKK 1.407 mio. ved udgangen af juni 2003, og DKK 1.748 mio. ved udgangen af 2003.

Salget af øvrige antidepressiva og antipsykotika udgjorde i 1. halvår 2004 DKK 362 mio. mod DKK 353 mio. i samme periode sidste år.

Lundbecks øvrige omsætning udgjorde i 1. halvår DKK 535 mio. inklusive indtægten på USD 70 mio. fra Merck & Co., Inc. Øvrig omsætning udgjorde DKK 148 mio. i samme periode sidste år.

Lundbecks politik vedrørende valutahedging betyder, at valutakurstab og -gevinster på sikringstransaktioner henføres direkte til den transaktion, der er sikret. Sikring af selskabets valutaindtægter medfører, at disse reelt indregnes i regnskabet til terminskurserne, hvilket har en resultateffekt på DKK 153 mio. (DKK 192 mio. i 1. halvår 2003), i forhold til at indtægterne var indregnet til periodens aktuelle kurser. Af den totale påvirkning hidrører DKK 155 mio. mod DKK 191 mio. i 1. halvår 2003 fra sikring af USD, som er henført til indtægterne fra salget af Celexa® og Lexapro®.

Pr. 30. juni 2004 er der indgået valutatermins- og optionskontrakter til dækning af valutapengestrømme, primært i EUR og USD, der modsvarer

en værdi af ca. DKK 4,0 mia., hvoraf DKK 3,3 mia. behandles som hedgingkontrakter og DKK 0,7 mia. som tradingkontrakter. De gennemsnitlige hedgingkurser pr. 30. juni 2004 udgjorde for EUR 745,63 og for USD 628,27. Udskudt resultatføring af valutagevinster, netto, udgjorde DKK 34 mio. pr. 30. juni 2004 mod DKK 196 mio. pr. 30. juni 2003 og DKK 200 mio. pr. 31. december 2003.

Den gennemsnitlige sikringskurs for de første 6 måneder af 2005 vil for USD udgøre ca. 614 med de eksisterende hedgingkontrakter. Den tilsvarende kurs i de første 6 måneder af 2004 udgjorde ca. 696.

Omkostninger

Lundbecks samlede omkostninger eksklusive finansielle poster og skat udgjorde i 1. halvår 2004 DKK 3.546 mio. svarende til et fald på 6% i forhold til samme periode sidste år.

Produktionsomkostningerne faldt med 8% til DKK 816 mio. Det lavere omkostningsniveau afspejler effekten af personalereduktionen i efteråret 2003 samt en effektivisering af egne produktionsprocesser. Produktionsomkostningerne er endvidere reduceret i forhold til samme periode sidste år som følge af et lavere indkøb hos eksterne produktions-samarbejdspartnere.

Distributionsomkostningerne udgjorde DKK 1.242 mio. Omkostningerne, der er på niveau med samme periode sidste år, afspejler det fortsat høje aktivitetsniveau i den internationale salgs- og marketingsorganisation i forbindelse med introduktionen af Cipralex® og Ebixa®.

Administrationsomkostningerne faldt med 10% til DKK 632 mio., hvilket primært skyldes effektiviseringer i de administrative funktioner i såvel salgsdatterselskaber som hovedkontoret i Valby.

Forsknings- og udviklingsomkostningerne udgjorde DKK 868 mio. mod DKK 932 mio. i samme periode sidste år. Omkostningerne i 1. halvår afspejler et fortsat højt aktivitetsniveau, der primært har fokuseret på gennemførelse af fase-III undersøgelser vedrørende bifeprunox til behandling af skizofreni og gaboxadol mod søvnforstyrrelser samt fase-II undersøgelse vedrørende CEP-1347 til behandling af Parkinsons sygdom. Endvidere har der i 1. halvår været afholdt betydelige omkostninger til Lundbecks fortsatte arbejde med videreudvikling af Cipralex® til behandling af nye indikationer. Forsknings- og udviklingsomkostningerne udgjorde 17% af omsætningen mod 19% i samme periode sidste år.

Korrigeret for indtægten på USD 70 mio. fra Merck udgjorde forsknings- og udviklingsomkostningerne 18% af omsætningen i 1. halvår 2004.

Afskrivninger, der er inkluderet i de enkelte omkostningsgrupper, udgjorde DKK 253 mio. mod DKK 254 mio. i samme periode sidste år.

Finansielle poster

Samlet havde koncernen i 1. halvår 2004 en finansiel netto-indtægt på DKK 8 mio. mod en nettoudgift på DKK 34 mio. i samme periode sidste år.

Urealiserede kurstab vedrørende andre kapitalandele eksklusive valutakursreguleringer udgjorde DKK 9 mio. i forhold til et urealiseret tab på DKK 78 mio. i samme periode sidste år.

Nettorenteindtægter udgjorde i perioden DKK 13 mio. mod DKK 2 mio. i samme periode sidste år.

Nettovalutaindtægten, der vedrører finansielle poster, udgjorde DKK 4 mio. i forhold til DKK 42 mio. i samme periode sidste år.

Indtægter og omkostninger vedrørende trading, det vil sige instrumenter, der ikke opfylder betingelserne for hedging, indregnes direkte under finansielle poster til markedsværdi. I 1. halvår 2004 udgjorde beløbet en udgift på DKK 21 mio. mod en indtægt på DKK 88 mio. i samme periode sidste år.

Regnskabsmæssige omregninger af valutaposter udgjorde i perioden en indtægt på DKK 36 mio. mod en udgift på DKK 9 mio. i samme periode sidste år.

Skat

Skatteudgiften i 1. halvår 2004 udgjorde DKK 556 mio. mod DKK 373 mio. i samme periode sidste år.

Den effektive skatteprocent udgjorde 33% mod 32% i samme periode sidste år.

Periodens resultat

Resultat af primær drift udgjorde i 1. halvår 2004 DKK 1.672 mio. svarende til en stigning på 41%.

Ottiliavej 9
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Fax +45 36 43 82 62
E-mail investor@lundbeck.com
www.lundbeck.com

Eksklusive betalingen fra Merck i 1. halvår 2004 på USD 70 mio. steg resultat af primær drift 6% i forhold til samme periode sidste år.

Resultat før skat udgjorde DKK 1.684 mio. mod DKK 1.148 mio. i samme periode sidste år. Resultat efter skat og minoritetsinteresser udgjorde DKK 1.132 mio. svarende til en stigning på 46% i forhold til 1. halvår 2003. Korrigeret for indtægten fra Merck på USD 70 mio. steg resultat efter skat og minoritetsinteresser 10% i forhold til samme periode sidste år.

Investeringer

Lundbecks samlede nettoinvesteringer udgjorde i 1. halvår 2004 DKK 59 mio. mod DKK 954 mio. i samme periode sidste år. Det høje niveau i 2003 skyldtes hovedsageligt købet af det amerikanske forskningsselskab Synaptic Pharmaceutical Corporation.

Materielle og immaterielle anlægsinvesteringer, netto, udgjorde DKK 67 mio. Det tilsvarende beløb i samme periode sidste år var DKK 495 mio. eksklusive købet af Synaptic. Årets investeringer har primært fundet sted inden for produktionsområdet samt forsknings- og udviklingsområdet.

Investeringer i andre kapitalandele, netto, udgjorde i 1. halvår 2004 DKK -7 mio. mod DKK -284 mio. i samme periode sidste år, hvor Lundbeck solgte selskabets beholdning af aktier i Cephalon, Inc.

Pengestrømme

Lundbecks pengestrømme fra driftsaktiviteter udgjorde i 1. halvår 2004 DKK 1.435 mio. mod DKK 778 i samme periode sidste år. Stigningen skyldes væsentligst et højere bidrag fra den primære drift.

Som følge af et højere likviditetsbidrag fra driften samt lavere nettoinvesteringer udgjorde det fri cash flow DKK 1.375 mio. i 1. halvår 2004 mod DKK -175 mio. i samme periode sidste år, hvor købet af Synaptic påvirkede det fri cash flow med DKK -743 mio.

Pengestrømme fra finansieringsaktiviteter udgjorde i 1. halvår 2004 DKK -785 mio. som følge af et fald i den rentebærende gæld på DKK 56 mio., tilbagekøb af egne aktier for DKK 294 mio. samt betaling af udbytte på DKK 409 mio. I samme periode sidste år udgjorde pengestrømme fra finansieringsaktivitet DKK -15 mio.

I forbindelse med offentliggørelsen af resultatet for 2003 igangsatte Lundbeck et aktietilbagekøbsprogram for maksimalt DKK 400 mio. I perioden frem til 30. juni 2004 har Lundbeck købt 2.275.559 stk. aktier tilbage for DKK 293,6 mio. svarende til en gennemsnitskurs på DKK 129,04 pr. aktie.

Lundbecks rentebærende nettolikviditet (selskabets beholdning af likvider og værdipapirer med fradrag af rentebærende gæld) udgjorde ved udgangen af 1. halvår 2004 DKK 1.433 mio. mod DKK 182 mio. i samme periode sidste år. Foruden den rentebærende nettolikviditet har Lundbeck uudnyttede garanterede kreditfaciliteter på DKK 2,7 mia.

Uudnyttede kreditfaciliteter består af trækningsrettigheder på koncernens pengeinstitutter (kassekreditter) samt garanterede lånetilsagn.

Egenkapital

Egenkapitalen udgjorde pr. 30. juni 2004 DKK 7.212 mio. mod DKK 6.305 mio. pr. 30. juni 2003 og DKK 6.914 mio. pr. 31. december 2003.

Udviklingen i egenkapitalen er vist i følgende oversigt:

Udvikling i egenkapitalen	DKK mio.
Egenkapital 1. januar 2004	**6.914**
Udloddet udbytte for 2003	(409)
Tilgang 2004 - udskudte kurstab på hedgingkontrakter	(40)
Afgang 2004 - realiseret kursgevinst vedrørende sikrede transaktioner overført til resultatopgørelsen og balancen	(126)
Udbetalinger vedrørende aktiebaserede ordninger	(26)
Kursregulering, associerede virksomheder	4
Køb af egne aktier	(294)
Skat af periodens egenkapitalposteringer	57
Periodens resultat	1.132
Egenkapital 30. juni 2004	**7.212**

Egenkapitalforrentningen udgjorde i 1. halvår 2004 16,0% mod 12,8% i samme periode sidste år.

Incitamentsordninger

I 1999 introducerede Lundbeck en aktieoptionsordning for selskabets ledelse og ledende medarbejdere, en medarbejderaktieordning for

medarbejderne i de danske selskaber og en aktiekursbaseret ordning for medarbejderne i de udenlandske selskaber. Herudover blev der i 2002 etableret en ny optionsordning for ledende medarbejdere og nøglemedarbejdere samt en ny aktiekursbaseret ordning for medarbejderne i de udenlandske selskaber. I 2004 blev der tildelt en tegningsoptionsordning (warrants) til selskabets direktion og en række nøglemedarbejdere i selskabet og dets ikke-amerikanske datterselskaber samt en ny aktiekursbaseret ordning (Stock Appreciation Rights) for nøglemedarbejdere i koncernens amerikanske selskaber.

Bestyrelsen er ikke omfattet af aktieoptionsordningerne.

Aktieoptionsordning for selskabets ledelse (1999):
Selskabet har fået bemyndigelse til at tildele 2.000.000 optioner a DKK 5. Pr. 30. juni 2004 er der tildelt 1.920.364 optioner, hvilket er uændret i forhold til 30. juni 2003. Ordningen omfatter 48 medarbejdere i ind- og udland.

Aktiekursbaseret ordning for medarbejdere i udenlandske selskaber (1999):
Som følge af betingelserne vedrørende ordningen svarede værdien af ordningen inklusive tilknyttede sociale udgifter til 424.795 aktier pr. 30. juni 2004.

Aktieoptionsordning for nøglemedarbejdere (2002):
Selskabet har fået bemyndigelse til at tildele 2.500.000 optioner a DKK 5. Pr. 30. juni 2004 er der tildelt 2.360.439 optioner mod 2.352.439 pr. 30. juni 2003. Ordningen omfatter ca. 1.000 medarbejdere i ind- og udland.

Aktiekursbaseret ordning for medarbejdere i udenlandske selskaber (2002):
Som følge af betingelserne vedrørende ordningen svarede værdien af ordningen inklusive tilknyttede sociale udgifter til 356.617 aktier pr. 30. juni 2004.

Tegningsoptionsordning for nøglemedarbejdere (2004):
Selskabet har fået bemyndigelse til at tildele 2.700.000 optioner a DKK 5. 30. juni 2004 er der tildelt 2.546.070 optioner. Ordningen omfatter ca. 1.100 medarbejdere i ind- og udland.

Aktiekursbaseret ordning for medarbejdere i amerikanske selskaber (2004):
Som følge af betingelserne vedrørende ordningen svarede værdien af ordningen inklusive tilknyttede sociale udgifter til 145.150 aktier pr. 30. juni 2004.

Afdækning af forpligtelser vedrørende incitamentsordninger:
Til sikring og gennemførelse af incitamentsordningerne erhvervede

Ottiliavej 9
DK-2500 Valby København
Tlf +45 36 30 13 11
Fax +45 36 43 82 62
E-mail investor@lundbeck.com
www.lundbeck.com

selskabet 2.740.000 stk. egne aktier til en samlet anskaffelsessum på DKK 137,9 mio.

Beholdningen af egne aktier udgjorde 4.555.240 stk. pr. 30. juni 2004.

Regnskabsmæssig behandling af incitamentsordningerne:
Forpligtelsen vedrørende incitamentsordningerne udgjorde pr. 30. juni 2004 DKK 145 mio. mod DKK 139 mio. pr. 30. juni 2003. Forpligtelsen medtages ikke i balancen. Udbetalinger vedrørende disse ordninger føres på egenkapitalen.

Udnyttelsesperioden for 1999-ordningen løber til 1. oktober 2004 og for 2002-ordningen til 1. september 2004. Udnyttelsesperioden for den seneste optionsordning spænder fra 9. december 2004 til 30. august 2007. Forpligtelsen er opgjort, som om optionerne kunne være udnyttet pr. 30. juni 2004.

Beholdningen af egne aktier, som er erhvervet dels til sikring og gennemførelse af incitamentsordningerne, er fratrukket egenkapitalen. Børsværdien pr. 30. juni 2004 udgjorde DKK 605 mio. mod DKK 308 mio. pr. 30. juni 2003.

Antal medarbejdere

Ved udgangen af 1. halvår 2004 havde Lundbeck 5.104 fuldtidsansatte medarbejdere, hvilket er 431 færre end ved udgangen af 1. halvår 2003 og 213 færre end ved udgangen af 2003. Faldet i antal fuldtidsansatte afspejler effekten af ledelsens fokusering på effektivisering af især produktionen samt tilpasning af medarbejderstaben i koncernens øvrige funktioner.

Aktionærer

LFI A/S, som er 100% ejet af Lundbeckfonden, har som den eneste aktionær i Lundbeck offentliggjort, at de ejer mere end 5% af aktiekapitalen.

Fondsbørsmeddelelser 1. halvår 2004

Nr.	Dato	Emne
133	28. juni 2004	Lundbeck og Merck udvider aftalen om udvikling og kommercialisering af gaboxadol til at omfatte Japan
132	28. maj 2004	Opgørelse over insideres aktiebesiddelser i H. Lundbeck A/S
131	10. maj 2004	Delrapport for perioden 1. januar - 31. marts 2004
130	28. april 2004	Nyt forsøg fremhæver Ebixa®s positive effekt på hjerneaktiviteten hos patienter med mild til moderat Alzheimers sygdom
129	28. april 2004	Cipralex® introduceret i Spanien
128	20. april 2004	Tidlig behandling med rasagilin kan muligvis forsinke progressionen af Parkinsons sygdom
127	1. april 2004	Solvay Pharmaceuticals og Wyeth i samarbejde om udvikling og markedsføring af bifeprunox i USA
126	30. marts 2004	H. Lundbeck A/S afholdt den 30. marts 2004 ordinær generalforsamling i Bella Center
125	29. marts 2004	Opgørelse over insideres aktiebesiddelser i H. Lundbeck A/S
124	12. marts 2004	Indkaldelse til generalforsamling 2004
123	10. marts 2004	Årsregnskabsmeddelelse for perioden 1. januar-31. december 2003
122	10. februar 2004	Lundbeck og Merck & Co., Inc. indgår samarbejde om udvikling og kommercialisering af stoffet gaboxadol til behandling af søvnforstyrrelser i USA
121	29. januar 2004	Finanskalender 2004
120	7. januar 2004	Nye data vedr. Ebixa® til behandling af mild til moderat Alzheimers sygdom

Ottiliavej 9
DK-2500 Valby København

Tlf +45 36 30 13 11
Fax +45 36 43 82 62

E-mail investor@lundbeck.com
www.lundbeck.com

Med venlig hilsen
H. Lundbeck A/S

Flemming Lindeløv	Claus Bræstrup
Bestyrelsesformand	Koncernchef, adm. dir.

Udsagnene om fremtiden i denne regnskabsmeddelelse afspejler ledelsens nuværende forventning til visse fremtidige begivenheder og økonomiske resultater. Disse er ifølge sagens natur forbundet med usikkerhed, og de opnåede resultater kan derfor afvige væsentligt fra de anførte forventninger. Endvidere er visse forventninger baseret på formodninger om fremtidige begivenheder, som kan vise sig at være ukorrekte.

Henvendelser fra investorer:
- Steen Juul Jensen, Vice President, på telefon 36 43 30 06
- Jacob Tolstrup, Investor Relations Manager, på telefon 36 43 30 79

Henvendelser fra pressen:
- Anders Schroll, Media Relations Manager, på telefon 36 43 20 81

H. Lundbeck A/S er en international farmaceutisk virksomhed, som beskæftiger sig med forskning og udvikling, produktion, markedsføring og salg af lægemidler til behandling af psykiatriske og neurologiske sygdomme. Selskabet havde en nettoomsætning i 2003 på DKK 9,9 mia. Antallet af medarbejdere er ca. 5.100.

Bilag 1

HOVED- OG NØGLETAL
1. januar - 30. juni 2004

Koncern

	2004 1. halvår DKK mio.	2003 1. halvår DKK mio.	Ændring i %	2004 1. halvår EUR mio.*
HOVEDTAL				
Nettoomsætning	5.218,5	4.950,5	5	701,1
Resultat af primær drift	1.672,4	1.184,8	41	224,7
Finansielle poster, netto	8,2	(34,1)	124	1,1
Resultat før skat	1.683,8	1.148,4	47	226,2
Skat	555,6	373,2	49	74,6
Periodens resultat efter minoritetsinteresser	1.132,3	775,5	46	152,1
Egenkapital	7.212,4	6.305,3	14	970,4
Aktiver i alt	10.826,0	9.812,0	10	1.456,6
Cashflow fra drifts- og investeringsaktivitet	1.375,3	(175,2)	885	185,0
NØGLETAL **				
Overskudsgrad (%)	32,0	23,9	34	32,0
Afkastningsgrad (%)	23,1	19,4	19	23,1
Forsknings- og udviklingsomkostninger i % af omsætningen	16,6	18,8	-12	16,6
Egenkapitalforrentning (%)	16,0	12,8	25	16,0
Egenkapitalandel (%)	66,6	64,3	4	66,6
AKTIEDATA				
Resultat pr. aktie (EPS)	4,84	3,32	46	0,65
Cashflow pr. aktie	6,14	3,33	84	0,82
Indre værdi pr. aktie	30,86	26,98	14	4,15
Markedsværdi (mio.)	31.029	30.655	1	4.175
Price / Earnings	27,40	39,53	-31	27,40
Price / Cashflow	21,63	39,39	-45	21,63
Kurs / Indre værdi	4,30	4,86	-12	4,30

* Resultatopgørelsens poster omregnes til EUR til periodens gennemsnitlige valutakurser (1. januar - 30. juni 2004, kurs 744,30). Balancen er omregnet til statusdagens kurs (30. juni 2004, kurs 743,26).

** Beregningen af nøgletal følger Den Danske Finansanalytikerforenings "Anbefalinger og nøgletal 1997" (4. rev udgave).

Bilag 2

RESULTATOPGØRELSE
1. januar - 30. juni 2004
Koncern

	2004 1. halvår DKK mio.	2003 1. halvår DKK mio.	Ændring i %	2003 Hele året DKK mio.
Nettoomsætning	5.218,5	4.950,5	5	9.941,0
Produktionsomkostninger	815,6	885,3	-8	1.759,2
Distributionsomkostninger	1.242,0	1.241,3	0	2.485,5
Administrationsomkostninger	632,3	703,4	-10	1.616,8
RESULTAT FØR FORSKNINGSOMKOSTNINGER	**2.528,6**	**2.120,5**	**19**	**4.079,5**
Forsknings- og udviklingsomkostninger	868,3	932,2	-7	1.932,7
RESULTAT FØR ANDRE DRIFTSPOSTER	**1.660,3**	**1.188,3**	**40**	**2.146,8**
Andre driftsindtægter/(-udgifter)	12,1	(3,5)	-447	(14,7)
RESULTAT AF PRIMÆR DRIFT	**1.672,4**	**1.184,8**	**41**	**2.132,1**
Resultatandele, associerede virksomheder	3,2	(2,3)	-240	(3,9)
Finansielle poster, netto	8,2	(34,1)	-124	(75,5)
RESULTAT FØR SKAT	**1.683,8**	**1.148,4**	**47**	**2.052,7**
Skat af periodens resultat	555,6	373,2	49	678,6
PERIODENS RESULTAT FØR MINORITETSINTERESSER	**1.128,2**	**775,2**	**46**	**1.374,1**
Minoritetsinteressernes resultatandele	4,1	0,3	1.490	3,1
PERIODENS RESULTAT	**1.132,3**	**775,5**	**46**	**1.377,2**
Resultat pr. aktie (EPS)	4,84	3,32		5,89

Ottiliavej 9
DK-2500 Valby København
Tlf +45 36 30 13 11
Fax +45 36 43 82 62
E-mail investor@lundbeck.com
www.lundbeck.com

Bilag 3

BALANCE
30. Juni 2004
Koncern

AKTIVER	30.6.2004 DKK mio.	30.6.2003 DKK mio.	31.12.2003 DKK mio.
Immaterielle anlægsaktiver	1.771,6	1.622,8	1.890,0
Materielle anlægsaktiver	3.557,7	3.509,7	3.620,7
Finansielle anlægsaktiver	274,6	325,9	445,9
Anlægsaktiver i alt	**5.603,9**	**5.458,4**	**5.956,6**
Varebeholdninger	1.329,8	1.142,9	1.334,5
Tilgodehavender	1.967,0	2.539,7	2.430,3
Andre værdipapirer	1.420,1	1,0	810,3
Likvide beholdninger	505,2	670,0	523,6
Omsætningsaktiver i alt	**5.222,1**	**4.353,6**	**5.098,7**
Aktiver i alt	**10.826,0**	**9.812,0**	**11.055,3**
PASSIVER			
Selskabskapital	1.168,7	1.168,7	1.168,7
Overkurs ved emission	0,0	48,7	0,0
Overført resultat	6.043,7	5.087,9	5.745,7
Egenkapital	**7.212,4**	**6.305,3**	**6.914,4**
Minoritetsinteresser	**14,4**	**0,1**	**7,4**
Hensættelser	**315,6**	**196,2**	**344,3**
Langfristet gæld	**393,2**	**389,1**	**380,4**
Bank- og prioritetsgæld	99,5	99,7	165,6
Leverandørgæld	370,3	641,6	671,3
Forudbetalinger	1.344,8	1.406,5	1.747,8
Anden gæld	1.075,8	773,5	824,1
Kortfristet gæld	**2.890,4**	**2.921,3**	**3.408,8**
Gæld i alt	**3.283,6**	**3.310,4**	**3.789,2**
Passiver i alt	**10.826,0**	**9.812,0**	**11.055,3**

H. Lundbeck A/S

Ottiliavej 9
DK-2500 Valby København

Tlf +45 36 30 13 11
Fax +45 36 43 82 62

E-mail investor@lundbeck.com
www.lundbeck.com

Bilag 4

PENGESTRØMSOPGØRELSE
1. januar - 30. juni 2004
Koncern

	2004 1. halvår DKK mio.	2003 1. halvår DKK mio.	2003 Hele året DKK mio.
Pengestrømme fra driftsaktivitet	1.434,7	778,3	1.899,6
Pengestrømme fra investeringsaktivitet	(59,4)	(953,5)	(1.478,5)
Pengestrømme fra drifts- og investeringaktivitet	**1.375,3**	**(175,2)**	**421,1**
Pengestrømme fra finansieringsaktivitet	(785,1)	(14,5)	55,0
Ændring i likvider	**590,2**	**(189,7)**	**476,1**
Likvider 1.1.	1.333,9	861,4	861,4
Periodens urealiserede kursreguleringer	1,2	(0,7)	(3,6)
Årets ændring	590,2	(189,7)	476,1
Likvider ultimo perioden	**1.925,3**	**671,0**	**1.333,9**

Den rentebærende nettolikviditet kan opgøres således:

Likvide beholdninger og værdipapirer ekskl. egne aktier	1.925,3	671,0	1.333,9
Rentebærende gæld	(492,7)	(488,7)	(546,0)
Rentebærende nettolikviditet ultimo perioden	**1.432,6**	**182,3**	**787,9**

H. Lundbeck A/S

Ottiliavej 9
DK-2500 Valby København

Tlf +45 36 30 13 11
Fax +45 36 43 82 62

E-mail investor@lundbeck.com
www.lundbeck.com

Bilag 5

RESULTATOPGØRELSE
1. januar - 30. juni 2004

Koncern

	2004 1. kvartal DKK mio.	2004 2. kvartal DKK mio.	2004 1. halvår DKK mio.
Nettoomsætning	2.893,4	2.325,1	5.218,5
Produktionsomkostninger	423,5	392,1	815,6
Distributionsomkostninger	620,2	621,8	1.242,0
Administrationsomkostninger	336,1	296,2	632,3
RESULTAT FØR FORSKNINGSOMKOSTNINGER	**1.513,6**	**1.015,0**	**2.528,6**
Forsknings- og udviklingsomkostninger	415,4	452,9	868,3
RESULTAT FØR ANDRE DRIFTSPOSTER	**1.098,2**	**562,1**	**1.660,3**
Andre driftsindtægter/(-udgifter)	(3,5)	15,6	12,1
RESULTAT AF PRIMÆR DRIFT	**1.094,7**	**577,7**	**1.672,4**
Resultatandele, associerede virksomheder	0,9	2,3	3,2
Finansielle poster, netto	16,3	(8,1)	8,2
RESULTAT FØR SKAT	**1.111,9**	**571,9**	**1.683,8**
Skat af periodens resultat	366,9	188,7	555,6
PERIODENS RESULTAT FØR MINORITETSINTERESSER	**745,0**	**383,2**	**1.128,2**
Minoritetsinteressernes resultatandele	2,2	1,9	4,1
PERIODENS RESULTAT	**747,2**	**385,1**	**1.132,3**
Resultat pr. aktie (EPS)	3,20	1,64	4,84

H. Lundbeck A/S

Ottiliavej 9
DK-2500 Valby København

Tel +45 36 30 13 11
Fax +45 36 30 57 42

E-mail investor@lundbeck.com
www.lundbeck.com

Release No 136

20 September 2004

Statement of shares in H. Lundbeck A/S held by insiders

Lundbeck hereby submits a statement of shares held by the company's insiders in pursuance of section 37(8) of the Danish Securities Trading Act. According to this statutory provision, H. Lundbeck A/S is obliged to provide quarterly information on shares in H. Lundbeck A/S held by insiders and connected persons.

Securities code: DK0010287234	**Holding (number)** As at 17 September 2004	**Market value (DKK)** As at 17 September 2004
Supervisory Board (incl. related parties)	**12,878**	**1,432,677.50**
Board of Management (incl. related parties)	**63,136**	**7,023,880.00**
All (incl. related parties)	**389,938**	**43,380,602.50**

Definition of insiders

Lundbeck defines insiders as members of the company's Board of Directors and Board of Management, directors, functional managers, managers of subsidiaries, employees in Investor Relations & Corporate Reporting, and employees in the Legal Department. In addition, a large number of other persons, who have access to insider information through their work, have been categorised as insiders. This group comprises some 250 persons in Lundbeck's insider register.

The group of insiders comprises insiders and connected persons. Connected persons are defined as:

- spouses or cohabitants,
- children under the age of 18, and
- companies in which the insider holds a controlling interest.

The group of insiders and connected persons comprises some 600-900 names in total.

Investor contact

- Steen Juul Jensen, Vice President, tel +45 36 43 30 06
- Jacob Tolstrup, Investor Relations Manager, tel +45 36 43 30 79.

Media contact

- Helle Hedegaard Juhl, Media Relations Officer, tel 36 43 41 68.

H. Lundbeck A/S is an international pharmaceutical company engaged in the research and development, production, marketing and sale of drugs for the treatment of psychiatric and neurological disorders. In 2003, the company's revenue was DKK 9.9 billion. The number of employees is approx. 5,100.

H. Lundbeck A/S

Ottiliavej 9
DK-2500 Valby København

Tlf +45 36 30 13 11
Fax +45 36 30 57 42

E-mail investor@lundbeck.com
www.lundbeck.com

Meddelelse nr. 136

20. september 2004

Opgørelse over insideres aktiebesiddelser i H. Lundbeck A/S

Hermed følger opgørelse over aktiebesiddelser hos selskabets insidere i henhold til værdipapirhandelslovens § 37, stk. 8. Ifølge denne lovbestemmelse er H. Lundbeck A/S forpligtiget til kvartalsvis at oplyse om insideres og deres nærtståendes aktiebesiddelser i H. Lundbeck A/S.

Fondskode :	**Beholdning (antal)**	**Kursværdi (DKK)**
DK0010287234	**pr. 17. september 2004**	**pr. 17. september 2004**
Bestyrelse (inkl. nærtstående)	**12.878**	**1.432.677,50**
Direktion (inkl. nærtstående)	**63.136**	**7.023.880,00**
Alle (inkl. nærtstående)	**389.938**	**43.380.602,50**

Definition af insidere

Insidere er hos Lundbeck defineret som medlemmerne af selskabets bestyrelse og direktion, direktører, funktionschefer, datterselskabsdirektører, ansatte i Investor Relations og Corporate Reporting samt ansatte i juridisk afdeling. Endvidere er en lang række andre personer blevet kategoriseret som insidere, da de i deres arbejde har adgang til insiderinformation. Denne gruppe af insidere udgør ca. 250 personer i Lundbecks insiderregister.

Gruppen af insidere omfatter insidere og deres nærtstående. Nærtstående er defineret som:

- ægtefælle eller samlever
- børn under 18 år
- selskaber, som er under bestemmende indflydelse af insideren.

Det samlede antal personer i gruppen af både insidere og nærtstående er ca. 600-900.

H. Lundbeck A/S

Ottiliavej 9
DK-2500 Valby København

Tlf +45 36 30 13 11
Fax +45 36 30 57 42

E-mail investor@lundbeck.com
www.lundbeck.com

Henvendelser fra investorer:

- Steen Juul Jensen, Vice President, på telefon 36 43 30 06
- Jacob Tolstrup, Investor Relations Manager, på telefon 36 43 30 79

Henvendelser fra pressen:

- Helle Hedegaard Juhl, Media Relations Officer, på telefon 36 43 41 68

H. Lundbeck A/S er en international farmaceutisk virksomhed, som beskæftiger sig med forskning og udvikling, produktion, markedsføring og salg af lægemidler til behandling af psykiatriske og neurologiske sygdomme. Selskabet havde en nettoomsætning i 2003 på DKK 9,9 mia. Antallet af medarbejdere er ca. 5.100.

H. Lundbeck A/S

Ottiliavej 9
DK-2500 Valby København

Tel +45 36 30 13 11
Fax +45 36 43 82 62

E-mail investor@lundbeck.com
www.lundbeck.com

Release No 137

11 October 2004

Cipralex® is superior to Paxil® and differs significantly to placebo in treatment of generalised anxiety disorder

New data presented today by H. Lundbeck A/S at the ECNP (European College of Neuropsychopharmacology) in Stockholm shows that Cipralex® (escitalopram) is effective and has a favourable tolerability profile compared to placebo and is significantly more effective than Paxil (paroxetine) in the treatment of generalised anxiety disorder (GAD). The proportion of patients reaching remission at the end of the study was also significantly higher for the Cipralex® (10mg) group than either placebo or Paxil®.

"These are exciting results," says Dr Baldwin, School of Medicine, University of Southampton, UK. "Patients very often present to their doctors with symptoms of both depression and anxiety, and sometimes it is difficult to decide which is the primary problem. Treatments that are effective and well-tolerated in both depression and GAD are therefore most welcome", he concludes.

The twelve-week, randomised, fixed dose study compared the efficacy and tolerability of Cipralex® to placebo, using Paxil® as an active reference. Significant therapeutic effect was seen for both 10mg and 20mg Cipralex® compared to placebo ($p<0.05$). Cipralex® 10mg and 20mg were numerically superior to Paxil® at all time points with 10 mg attaining significant difference to Paxil® at the primary endpoint (week 12 LOCF).

The proportion of patients in remission at week 12 was statistically significantly greater in the Cipralex® 5mg, 10mg, and 20mg groups than in the placebo group ($p<0.05$). The remission rate at week 12 for Paxil® 20mg was not significantly higher than that for placebo.

Overall, the incidence of treatment-emergent adverse events was similar across treatment groups.

"The clinical results presented today are further evidence of Cipralex® as an effective and well-tolerated treatment option in treating both depression and anxiety", says Senior Vice President Anders Gersel Pedersen, head of Development at Lundbeck.

H. Lundbeck A/S

Ottiliavej 9
DK-2500 Valby København

Tel +45 36 30 13 11
Fax +45 36 43 82 62

E-mail investor@lundbeck.com
www.lundbeck.com

With the continued development of Cipralex® as a treatment option for anxiety disorders the label for Cipralex® continues to be expanded further than the label for Cipramil®/Celexa®. Today, Cipralex® is in Europe approved for the treatment of major depression, panic disorder and social anxiety. Known as Lexapro® in the US, the compound is today approved for the treatment of major depression and generalised anxiety disorder.

Generalised anxiety disorder (GAD) is a relatively common anxiety problem, affecting approximately 8% of the worldwide population at some point in their life and nearly 15 million people was in 2002 estimated to be GAD afflicted in the seven major pharmaceutical markets in the world. It is estimated that more than half of the patients suffering from GAD also suffers from another psychiatric disorder, primarily depression.

GAD turns daily life into a state of worry, anxiety, and fear. Excessive thinking and dwelling on the "what ifs" characterizes this anxiety disorder. As a result, the person feels there's no way out of the vicious cycle of anxiety and worry they find themselves in.

The content of this release will have no influence on the Lundbeck Group's expectations for the financial result for 2004.

Investor contact
- Steen Juul Jensen, Vice President, tel +45 36 43 30 06
- Jacob Tolstrup, Investor Relations Manager, tel +45 36 43 30 79.

Media contact
- Helle Hedegaard Juhl, Media Relations Officer, tel +45 36 43 41 68.

H. Lundbeck A/S is an international pharmaceutical company engaged in the research and development, production, marketing and sale of drugs for the treatment of psychiatric and neurological disorders. In 2003, the company's revenue was DKK 9.9 billion. The number of employees is approx. 5,100.

H. Lundbeck A/S

Ottiliavej 9
DK-2500 Valby København

Tlf +45 36 30 13 11
Fax +45 36 43 82 62

E-mail investor@lundbeck.com
www.lundbeck.com

Meddelelse nr. 137

11. oktober 2004

Cipralex® er bedre end Paxil® og adskiller sig signifikant fra placebo i behandlingen af generaliseret angst

H. Lundbeck A/S fremlægger i dag nye data på ECNP (European College of Neuropsychopharmacology)-konferencen i Stockholm, som viser, at Cipralex® (escitalopram) er effektiv og har en god bivirkningsprofil sammenlignet med placebo, og er signifikant mere effektiv end Paxil® (paroxetin) til behandling af generaliseret angst (GAD). Andelen af patienter, som opnåede remission ved undersøgelsens afslutning, var endvidere signifikant højere for Cipralex® (10 mg) gruppen end for både placebo og Paxil®.

"Disse resultater er yderst interessante", udtaler Dr. Baldwin, School of Medicine, University of Southampton, Storbritannien. "Patienterne henvender sig ofte til deres læge med symptomer på både depression og angst, og det kan nogle gange være svært at afgøre, hvad der er det primære problem. Behandlinger, som er effektive og veltolererede både ved depression og GAD, vil derfor blive varmt modtaget", konkluderer han.

I undersøgelsen, som var en tolvugers randomiseret undersøgelse med fast dosis, sammenlignedes Cipralex®'s effekt og sikkerhed med placebo og med Paxil® som aktiv reference. Der sås signifikant terapeutisk effekt både ved 10 mg og 20 mg Cipralex® sammenlignet med placebo ($p<0,05$). Cipralex® 10 mg og 20 mg var numerisk mere effektiv end Paxil® ved alle analysetidspunkter, og med 10 mg sås der en signifikant forskel i forhold til Paxil® ved det primære endpoint (uge 12 LOCF).

Andelen af patienter i remission ved uge 12 var statistisk signifikant større i grupperne med Cipralex® 5 mg, 10 mg og 20 mg end i placebo-gruppen ($p<0,05$). Remissionsraten ved uge 12 for Paxil® 20 mg var ikke signifikant højere end for placebo.

Generelt var forekomsten af rapporterede behandlingsrelaterede bivirkninger identisk for alle behandlingsgrupperne.

"De kliniske resultater, vi præsenterer i dag, er endnu et eksempel på, at Cipralex® er en effektiv og veltolereret behandlingsmulighed for både depression og angst", udtaler direktør for Lundbecks lægemiddeludvikling Anders Gersel Pedersen.

Ottiliavej 9 Tlf +45 36 30 13 11 E-mail investor@lundbeck.com
DK-2500 Valby København Fax +45 36 43 82 62 www.lundbeck.com

Med den fortsatte udvikling af Cipralex® som behandling for angsttilstande fortsætter vi med at udvide produktets anvendelsesområde i forhold til Cipramil®/Celexa®. I Europa er Cipralex® i dag godkendt til behandling af depression, panikangst og socialangst. Stoffet sælges under navnet Lexapro® i USA, og er godkendt til behandling af depression og generaliseret angst.

Generaliseret angst (GAD) er en relativt udbredt angsttilstand, som rammer ca. 8% af verdens befolkning i løbet af deres levetid, og det anslås, at der i 2002 var tæt ved 15 millioner mennesker, der var berørt at sygdommen på de syv store farmaceutiske markeder. Det anslås, at over halvdelen af de patienter, der lider af GAD, også lider af en anden psykiatrisk sygdom, primært depression.

GAD medfører en dagligdag med bekymringer, angst og frygt. Overdreven bekymring og "hvad nu hvis"-spekulationer er karakteristisk for denne angsttilstand. De berørte føler derfor, at der ikke er nogen vej ud af den onde cirkel af angst og bekymring, som de befinder sig i.

Indholdet af denne meddelelse får ingen indflydelse på Lundbeck-koncernens forventninger til resultat for regnskabsåret 2004.

Henvendelser fra investorer:
- Steen Juul Jensen, Vice President, på telefon 36 43 30 06
- Jacob Tolstrup, Investor Relations Manager, på telefon 36 43 30 79

Henvendelser fra pressen:
- Helle Hedegaard Juhl, Media Relations Officer, på telefon 36 43 41 68

H. Lundbeck A/S er en international farmaceutisk virksomhed, som beskæftiger sig med forskning og udvikling, produktion, markedsføring og salg af lægemidler til behandling af psykiatriske og neurologiske sygdomme. Selskabet havde en nettoomsætning i 2003 på DKK 9,9 mia. Antallet af medarbejdere er ca. 5.100.

H. Lundbeck A/S

Ottiliavej 9
DK-2500 Valby København
Tel +45 36 30 13 11
Fax +45 36 43 82 62
E-mail investor@lundbeck.com
www.lundbeck.com

Release No 138

21 October 2004

Ebixa®, Lundbeck files for the mild to moderate indication for Alzheimer's disease

The European Medicines Agency (EMEA) has received Lundbeck's filing for an extension of the indication for Ebixa® (memantine) to cover the treatment of mild to moderate Alzheimer's disease. Ebixa® is currently approved for the treatment of moderately-severe to severe Alzheimer's disease in Europe and in other markets around the world.

The application is based on two clinical studies supporting Ebixa's efficacy, safety and tolerability as monotherapy in the treatment of patients with mild to moderate Alzheimer's disease. The two phase III studies were conducted in the US and Europe, respectively, and included a total of 873 patients with mild to moderate Alzheimer's disease.

"This is an important milestone for Lundbeck in our efforts to make Ebixa available to patients in all stages of Alzheimer's disease", says Senior Vice President Anders Gersel Pedersen, head of Development at Lundbeck.

Currently, the treatment of mild to moderate Alzheimer's disease is limited to the class of drugs known as acetylcholinesterase inhibitors (AChEIs). An indication extension for Ebixa® would provide physicians with an effective drug for the treatment of patients in all stages of Alzheimer's disease.

Ebixa® provides doctors with a new treatment option, since the mode of action is different from that of other products in the market, and Ebixa® is the first and only drug approved for the treatment of moderately severe to severe Alzheimer's disease. Ebixa® has excellent tolerability, and clinical studies have shown that the number of reported side-effects were comparable to placebo.

Lundbeck has licensed Ebixa® from Merz Pharmaceuticals, Germany, and has acquired exclusive rights to a number of European countries as well as Canada, Australia and South Africa. Under a co-marketing agreement with Merz, Lundbeck has acquired semi-exclusive rights to the rest of the world, exclusive of USA and Japan.

The content of this release will have no influence on the Lundbeck Group's expectations for the financial result for 2004.

Investor contact
- Jacob Tolstrup, Investor Relations Manager, tel +45 36 43 30 79.

Media contact
- Helle Hedegaard Juhl, Media Relations Officer, tel +45 36 43 41 68.

H. Lundbeck A/S is an international pharmaceutical company engaged in the research and development, production, marketing and sale of drugs for the treatment of psychiatric and neurological disorders. In 2003, the company's revenue was DKK 9.9 billion. The number of employees is approx. 5,100.

H. Lundbeck A/S

Ottiliavej 9
DK-2500 Valby København

Tlf +45 36 30 13 11
Fax +45 36 43 82 62

E-mail investor@lundbeck.com
www.lundbeck.com

Meddelelse nr. 138

21. oktober 2004

Lundbeck indsender ansøgning om godkendelse af Ebixa® til behandling af mild til moderat Alzheimers sygdom

Det Europæiske Agentur for Lægemiddelvurdering (EMEA) har modtaget en ansøgning fra H. Lundbeck A/S om udvidelse af indikationen for Ebixa® (memantin) til at dække behandlingen af mild til moderat Alzheimers sygdom. Ebixa® er i dag godkendt til behandling af moderat-svær til svær Alzheimers sygdom i Europa og på andre markeder rundt om i verden.

Ansøgningen er baseret på to kliniske undersøgelser, der understøtter Ebixas effekt, sikkerhed og bivirkningsprofil som monoterapi i behandlingen af patienter med mild til moderat Alzheimers sygdom. De to fase III-undersøgelser blev foretaget i henholdsvis USA og Europa og omfattede i alt 873 patienter med mild til moderat Alzheimers sygdom.

"Dette er en vigtig milepæl for Lundbeck i vores arbejde på at gøre Ebixa® tilgængelig for patienter med Alzheimers sygdom i alle stadier", udtaler direktør for Lundbecks lægemiddeludvikling Anders Gersel Pedersen.

I øjeblikket er behandlingen af mild til moderat Alzheimers begrænset til den klasse lægemidler, der betegnes acetylkolinesterasehæmmere (AchEI). En udvidelse af indikationen for Ebixa® vil give lægerne et effektivt lægemiddel til behandling af Alzheimers-patienter i alle stadier.

Ebixa® tilbyder læger en ny behandlingsmulighed, da virkningsmekanismen er forskellig fra andre produkter på markedet, og Ebixa® er det første og hidtil eneste godkendte lægemiddel til behandling af moderat-svær til svær Alzheimers sygdom. Ebixa® har en glimrende bivirkningsprofil, og kliniske undersøgelser har vist, at antallet af rapporterede bivirkninger var i samme størrelsesorden som for placebo.

Lundbeck har indlicenseret memantin fra Merz Pharma, Tyskland, og har erhvervet eksklusive rettigheder til en række europæiske markeder samt til markederne i Canada, Australien og Sydafrika. Under en co-markedsføringsaftale med Merz har Lundbeck erhvervet de semi-eksklusive rettigheder til de resterende markeder i verden, eksklusive USA og Japan.

Indholdet af denne meddelelse får ingen indflydelse på Lundbeck-koncernens forventninger til resultat for regnskabsåret 2004.

Henvendelser fra investorer:
- Jacob Tolstrup, Investor Relations Manager, på telefon 36 43 30 79

Henvendelser fra pressen:
- Helle Hedegaard Juhl, Media Relations Officer, på telefon 36 43 41 68

H. Lundbeck A/S er en international farmaceutisk virksomhed, som beskæftiger sig med forskning og udvikling, produktion, markedsføring og salg af lægemidler til behandling af psykiatriske og neurologiske sygdomme. Selskabet havde en nettoomsætning i 2003 på DKK 9,9 mia. Antallet af medarbejdere er ca. 5.100.